Exhibit 99.2

Puhui Wealth Investment Management Nasdaq: PHCF Investor Presentation June 2019

Forward Looking Statement This presentation contains forward - looking statements that reflect our current expectations and views of future events. You can identify some of these forward - looking statements by words or phrases such as "may," "will," "should, " "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "approximately," "potential," "continue," or other similar expressions. We have based these forward - looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward - looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward - looking statements are reasonable, our expectations may later be found to be incorrect. The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this presentation and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward - looking statements by these cautionary statements. This presentation contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The Chinese wealth management industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our stocks. In addition, the new and rapidly changing nature of the wealth management industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward - looking statements. You should read carefully the factors described in the “Risk Factors” section of the Company’s Annual Report on Form 20 - F filed with the U.S. Securities and Exchange Commission, and available at www.sec.gov , contained in the Registration Statement to better understand the risks and uncertainties inherent in our business and any forward - looking statements.

Successful IPO of a growing China wealth management company 3 Puhui closed its IPO and began trading on NASDAQ under the symbol “PHCF” on December 27, 2018 Issuer Puhui Wealth Investment Management Co., Ltd. Headquarters Beijing, China Website www.puhuiwealth.com Ticker PHCF Current Shares Outstanding 11.5 Million Use of IPO Proceeds • Establish new branches and hire additional financial advisors • Intends to acquire other companies in industry Puhui Wealth Investment Management (“Puhui”) is a fast - growing company leveraging its capabilities in wealth management, asset management, and other financial services for a large, sophisticated high net worth base of clientele in China. Puhui offers a superior value proposition to its peers with the ability to balance a wide array of financial options for clients with the ability to remain nimble in its investment strategy.

3 Performance and Outlook 1 The China Wealth Management Opportunity 2 Puhui Value Proposition Agenda

1 The China Wealth Management Opportunity 5 China’s wealth management market

China’s wealth management market 6 Number of high net worth households (millions) Investable assets of high net worth households (RMB trillions) 2015 2017 2019E 2021E 2015 2017 2019E 2021E 1.9 2.4 3.1 4 ¥ 46 ¥ 63 ¥ 85 ¥ 111 Source: BCG Global Wealth Database; BCG analysis as of Dec. 2017

China’s high net worth individuals are increasingly turning to professional wealth management advisers A continued shift in priorities is evolving from “wealth creation” to “wealth preservation”, according to the survey that today only 13% of HNWIs (1) pick “wealth creation” compared with 44% cite “wealth preservation” as top priorities (2) . Driven by the fast accumulation of personal wealth, China’s wealth - management market is expected to reach RMB 227 trillion ($34 trillion) by 2020 (3) Self/Family/Friends Financial Service Providers Financial Advisers 63 % Financial Advisers 36% (1)“HNWIs” is High - Net - Worth Individuals (2) ”China’s Private Wealth Machine” - Bain & Company as of Jul. 2017. (3) Research by B eijing based RENMIN University as of Sept. 2017 China’s wealth management market Assets managed by different parties 7 2009 2017

3 Performance and Outlook 1 The China Wealth Management Opportunity 2 Puhui Value Proposition Agenda

Puhui’s history The Puhui business model Product mix Strategic partnerships and investments Management team Corporate structure 2 Puhui’s Value Proposition 9

Puhui’s history 10 Puhui has facilitated the purchase of approximately RMB 995 million (~$150 million) of assets for 959 high net worth individuals*. 2017 2018 2019 Launched wealth management business in Oct. 2016, focusing on marketing high quality financial products to high net worth & corporate clients. Starting in June 2017, Puhui is a manager or general partner of four asset management funds. Funds aggregate over $23.5M AUM as of Dec. 2018. * As of April 30, 2019

Product mix 11 Leveraging prior relationships in internet financial services to build a diversified portfolio of wealth management product offerings FY 2017 FY 2018 8 4 25 62 1 Securities Investment Products Private Placement Bonds PE Fund Products P2P 7% 18% 43% 32% Securities Investment Products Private Placement Bonds PE Fund Products Companies that Invest in U.S. Public Companies % % % % %

Strategic partnerships and investments

Cooperative partners

- CICC 中金公司
- SAIF Partners
- SCT 四川信托 SICHUAN TRUST
- Z Capital
- YINGKE PE 盈科资本
- 蛮子基金 MANZI FUND
- 丰汇租赁有限公司 FENGHUI LEASING CO., LTD
- 东方汇智资产管理有限公司 ORIENT MINERVA ASSET MANAGEMENT CO.LTD.
- 赛领资本 SAILING CAPITAL
- 千合资本
- 弘唐唐卡
- EverBright ZTE FUND MANAGEMENT 光大中兴基金
- 植瑞投资 Zhirui Invest
- 拾貝投資 TENBAGGER CAPITAL

Selected early stage investments

Puhui has invested in over 70 companies within the past two years – typically prior to wider availability by general investors

- Royole Corporation
- ANT FINANCIAL SERVICES GROUP
- BAIC BJEV
- United Imaging Healthcare
- UCAR
- SenseTime
- Cambricon
- Quotient Kinematics Machine
- HUITONGDA
- Kanghua Biological
- LEADTHING
- Advanced Micro-Fabrication

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Puhui Wealth

Zhe Ji - Chief Executive Officer & Chairman • 9 years of commercial banking experience • 7 years experience in third - party wealth management industry • Fund Qualification Certificate holder Yan Long - VP & Chief Financial Officer • 25 years in accounting & management and familiar with IFRS standards • Experience of working in China’s largest energy company and Global 500 • Visiting professor in China Association of Financial Leasing Jiawei Hou - Assistant Vice President • 7 years in commercial banking industry • 7 years experience in third - party wealth management industry • Fund Qualification Certificate holder Management Team 13 Meihua Zhang - Assistant Vice President • CFA ， Bachelor of management from SJTU • Qualifications of securities and fund industry • 12 years of working experience in Banking, Insurance and Finance technology company involving in risk control, operation and invest and financing department. Xiaohui Xie - Director of Product Promotion Department • 21 years of working experience in trade, guarantee, insurance and third - party wealth management industry. • Fund Qualification Certificate holder Chong Wang - Director of Risk Control • 16 years of banking experience • Currently serves as director of risk control

Corporate Structure


Puhui Wealth Management Co., Ltd. (Cayman Company)
100%
PCZ Limited (BVI Company)
100%
HZF (HK) Limited (HK Company)
100%
Beijing Rucong Enterprise Management and Advisory Co., Ltd. (WFOE)
VIE
77.3466%
Beijing Dongfang Henghui Consulting Center (Limited Partnership)
4.2551%
Beijing Dongfang Puzhong Consulting Center (Limited Partnership)
3.5000%
Beijing Huicai Hengyun Consulting Center (Limited Partnership)
3.4375%
Xizang Rongshun Consulting Partnership Enterprise (Limited Partnership)
1.6685%
Banyan Capital (Shenzhen) Investment Center (Limited Partnership)
9.7923%
Beijing Synergetic SIFT Asset Management Company Limited(1)
Puhui Wealth Investment Management(Beijing) Co., Ltd.
Qingdao Puhui Zhuoyue Investment Management Co., Ltd.
100%
Shanghai Pucai Investment Management Co., Ltd.
100%
Shanghai Ruyue Enterprise Management Consulting Co., Ltd.
100%

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(1) Beijing Synergetic SIFT Asset Management Company Limited is not a party to any of the VIE Agreements.

3 Performance and Outlook 1 The China Wealth Management Opportunity 2 Puhui Value Proposition Agenda

3 Performance and Outlook 18 New client acquisition Six month review Growth strategy Investment highlights

19 New client acquisition As of April 30, 2019, 959 new high net worth clients added since 3/2016 Number of high net worth clients transacting with Puhui 12/2016 12/2017 220 516 4/2019 959

Six month review Total revenues for six month periods ended December 31 (USD millions) Average transaction value per client for six month period ended December 31, 2018 12/31/2017 12/31/2018 $0.75 $1.9 $143,972 18

Growth strategy 19 Long term goals Medium term goals Short term goals • Establish 20+ locations in additional affluent cities in China • Expand team to include 150+ financial advisors • Broaden client base and increase HNW clients and corporate clients by 100%+ in FY 2019 • Establish subsidiaries in 25+ provinces in China and launch offices abroad at 5+ locations • Increase AUM in asset management business • Further grow our client base and increase number of financial advisors • Manage proprietary database and increase research analysts • Further develop international financial products • Pursue strategic investments such as real estate investments and secondary market equity investments • Leader in the third - party wealth management industry • Enhance global platform

Client - centric culture Investment highlights 20 Carefully selected high quality products Steady, strategic partnerships Fast growing industry Strong management team and corporate governance

Thank You! Q&A

Key Financial Statements Balance Sheet Income Statement 22

Selected Balance Sheet Highlights 23 December 31, 201 8 (unaudited) June 3 0 , 201 8 (unaudited) Cash $ 7,465,079 $ 4,809,040 Total current assets 15,599,345 10,224,663 Total assets 16,478,634 11,143,256 Total current liabilities 1,198,809 2,086,122 Total liabilities 2,361,853 3,294,125 Total shareholders’ equity 14,116,781 7,849,131 Total liabilities and shareholders’ equity 16,478,634 11,143,256

Selected Income Statement Highlights 24 For the Six Months Ended December 31, 2018 For the Six Months Ended December 31, 2017 Change Change (%) (Unaudited) (Unaudited) Total Revenues $ 1,866,970 $ 752,495 $ 1,114,475 148.1 % Cost of revenues 206,881 122,452 84,429 68.9 % Selling expenses 922,693 731,268 191,425 26.2 % General and administrative expenses 1,392,919 1,177,407 215,512 18.3 % Loss from operations (655,523) (1,278,632) 623,109 (48.7) % Loss before income taxes (718,605) (1,293,719) 575,114 (44.5) % Provision for current income taxes - 19,261 (19,261) (100.0) % Provision (benefit) for deferred income taxes 27,410 (284,826) 312,2

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(109.6) % Net loss (746,015) (1,028,154) 282,139 (27.4) %